Exhibit 99.2
Financial Statements as of and for the years ended
December 31, 2008 and 2007

Crown Imports LLC
Table of Contents

Page(s)
Report of Independent Auditors	1

Financial Statements

Balance Sheets	2

Statements of Income	3

Statements of Changes in Members’ Equity	4

Statements of Cash Flows	5

Notes to Financial Statements	6-14

Report of Independent Auditors
To the Board of Directors and Members of
Crown Imports LLC
In our opinion, the accompanying balance sheets and the related statements of income, changes in members’ equity and cash flows present fairly, in all material respects, the financial position of Crown Imports LLC (a limited liability company) at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLC
Chicago, Illinois
February 24, 2009

Crown Imports LLC
Balance Sheets
As of December 31, 2008 and 2007
(Dollars in thousands)

	2008	2007
Assets
Current assets
Cash and cash equivalents	$42,617	$43,450
Accounts receivable — net	100,869	104,506
Inventories	131,770	153,835
Prepaid expenses and other current assets	25,098	30,859
Receivable from related parties	6,559	2,162

Total current assets	306,913	334,812

Property, plant and equipment, net	5,348	4,675

Other long term assets
Goodwill	13,003	13,003
Intangible assets	14,239	14,239

Total intangible assets	27,242	27,242

Other assets	80	83

Total assets	$339,583	$366,812

Liabilities and Members’ Equity
Current liabilities
Accounts payable	$20,433	$24,286
Accrued excise taxes	9,263	10,078
Accrued expenses	23,623	31,293
Payables to related parties	14,053	20,094

Total current liabilities	67,372	85,751

Long-term liabilities
Other liabilities	148	1,433

Total long-term liabilities	148	1,433

Members’ equity	272,063	279,628

Total liabilities and members’ equity	$339,583	$366,812

The accompanying notes are an integral part of these financial statements.

Crown Imports LLC
Statements of Income
For the Years Ended December 31, 2008 and 2007
(Dollars in thousands)

	2008	2007
Sales	$2,628,602	$2,653,524
Less: Excise taxes	(202,309)	(205,685)

Net sales	2,426,293	2,447,839
Cost of product sold	1,698,425	1,699,590

Gross profit	727,868	748,249
Operating expenses
Selling, general and administrative	224,944	224,545

Operating income	502,924	523,704
Interest income	1,330	2,268

Net income	$504,254	$525,972

The accompanying notes are an integral part of these financial statements.

Crown Imports LLC
Statements of Changes in Members’ Equity
For the Years Ended December 31, 2008 and 2007
(Dollars in thousands)

	Member	Retained
	Contributions	Earnings	Total
Capital contributions (Note 1)	$221,656	$—	$221,656
Net income	—	525,972	525,972
Distributions to members	—	(468,000)	(468,000)

Balance as of December 31, 2007	221,656	57,972	279,628
Net income	—	504,254	504,254
Distributions to members	—	(511,819)	(511,819)

Balance as of December 31, 2008	$221,656	$50,407	$272,063

The accompanying notes are an integral part of these financial statements.

Crown Imports LLC
Statements of Cash Flows
For the Years Ended December 31, 2008 and 2007
(Dollars in thousands)

	2008	2007
Cash flows from operating activities
Net income	$504,254	$525,972
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,073	671
Changes in operating assets and liabilities
(Increase) decrease in -
Accounts receivables, including receivables from related parties	(760)	(106,669)
Inventories	22,065	(31,165)
Prepaid expenses and other current assets	5,764	(19,785)
Increase (decrease) in -
Accounts payable, including payables to related parties	(9,894)	15,448
Accrued excise taxes	(815)	2,484
Accrued expenses and other liabilities	(8,955)	31,332

Net cash provided by operating activities	512,732	418,288

Cash flows from investing activities
Purchases of property, plant and equipment	(1,746)	(4,045)

Net cash used in investing activities	(1,746)	(4,045)

Cash flows from financing activities
Member contributions	—	97,207
Distributions to members	(511,819)	(468,000)

Net cash used in financing activities	(511,819)	(370,793)

Net (decrease) increase in cash and cash equivalents	(833)	43,450

Cash and cash equivalents
Beginning of year	43,450	—

End of year	$42,617	$43,450

The accompanying notes are an integral part of these financial statements.

Crown Imports LLC
Notes to Financial Statements
As of December 31, 2008 and for the Years Ended December 31, 2008 and 2007
(Dollars in thousands, unless otherwise noted)
1.	Organization and Basis of Presentation

Nature of Business

Crown Imports LLC (the “Company” or “Joint Venture”), a Delaware limited liability company, is a 50-50 joint venture between GModelo Corporation (“GModelo”), a wholly-owned subsidiary of Diblo, S.A. de C.V. (“Diblo”), and Barton Beers, Ltd. (“Barton”), an indirectly wholly-owned subsidiary of Constellation Brands, Inc. (“Constellation”).

On January 2, 2007, pursuant to a contribution agreement among Barton, Diblo and the Company (the “Barton Contribution Agreement”), Barton contributed to the Company substantially all of Barton’s assets relating to importing, marketing and selling Corona Extra, Corona Light, Coronita, Modelo Especial, Negra Modelo and Pacifico (the “Modelo Brands”) and the St. Pauli Girl and Tsingtao brands and liabilities associated therewith (the “Barton Contributed Net Assets”), in exchange for a 50% membership interest in the Company. Simultaneously, GModelo, a related party of Grupo Modelo, S.A.B. de C.V. (“Modelo”), joined Barton as a member of the Company. In exchange for a 50% membership interest in the Company, GModelo contributed cash in an equal amount to the Barton Contributed Net Assets, subject to specified adjustments. The operations and governance of the Joint Venture are provided for in the Company’s Amended and Restated Limited Liability Company Agreement dated January 2, 2007 (the “LLC Agreement”). All information relating to the year ended December 31, 2007 refers to the period from January 2, 2007 (date of inception) through December 31, 2007. The contributions, including noncash contributions, made to the Company by each respective member on January 2, 2007 are as follows:

Respective Contributions to the Joint Venture
Net intangible assets
Goodwill	$13,003
Intangibles (distribution rights)	14,239

Barton contributed net intangible assets	27,242

Net tangible assets
Inventory	122,671
Other assets	11,155
Property, plant and equipment	1,300
Accounts payable	(28,931)
Accruals	(8,988)

Barton contributed net tangible assets	97,207

Cash	97,207

GModelo contributed assets	97,207

Total capital contribution at inception	$221,656

Also on January 2, 2007, the Company and Extrade II S.A. de C.V. (“Extrade II”), a related party of Modelo, entered into an Importer Agreement (the “Importer Agreement”), pursuant to which Extrade II granted to the Company the exclusive rights to import, market and sell the Modelo Brands in the 50 States of the United States of America (“U.S.”), the District of Columbia and Guam.

As a result of these transactions, Barton and GModelo each have equal interests in the Company and each of Barton and GModelo have appointed an equal number of directors to the Board of Directors of the Company.

2.	Description of the Business and Summary of Significant Accounting Policies

Description of the Business

The Company is a joint venture that imports, markets and sells an imported beer portfolio across the entire U.S., the District of Columbia and Guam. The Company’s portfolio includes the Modelo Brands and the St. Pauli Girl and Tsingtao beer brands.

Common Units

The common units are voting and subject to transfer restrictions as defined in the LLC Agreement. As of December 31, 2008 and 2007, the Company had 100 common units, with each of GModelo and Barton owning 50 units, in exchange for the contributions made to the Company at inception.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the time of the purchase to be cash equivalents. Such investments are stated at cost, which approximates fair value.

Accounts Receivable

The majority of the accounts receivable balance is generated from sales to independent distributors with whom the Company has a predetermined collection date arranged through electronic funds transfer. An allowance for doubtful accounts is determined based on historical information and an assessment of individual accounts.

Inventories

Inventories, principally consisting of product for resale, are valued at the lower of cost or market, cost being determined on the first-in, first-out method. Substantially all inventory is related to finished goods inventory. The Company assesses the valuation of its inventories and reduces the carrying value of those inventories that are obsolete or in excess of the Company’s forecasted usage to their estimated net realizable value.

Property, Plant and Equipment

Purchases of property, plant and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the respective assets, generally using the straight-line method. Amortization of leasehold improvements is provided over the lesser of the lease term or the estimated useful life of the asset. Direct costs related to internally-developed software projects are capitalized and amortized over their estimated useful life.

Amounts for maintenance and repairs are charged to expense as incurred. Major expenditures for improvements which are expected to increase the useful life of an item are capitalized to the appropriate asset accounts. Gains and losses on sales of property and equipment are credited or charged to income. The estimated useful lives are as follows:

Depreciable life in years
Machinery and equipment	3 to 10

Software	3 to 7

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Accordingly, the members are responsible for U.S. federal and substantially all state income tax liabilities arising out of the operations.

Revenue Recognition

Sales are recognized when title passes to the customer, which is generally when the product is delivered.

In accordance with the guidance provided in Emerging Issues Task Force (“EITF”), No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), sales reflect reductions attributable to consideration given to customers in various customer incentive programs, including pricing discounts on single transactions, volume discounts, promotional and advertising allowances, and rebates. Certain customer incentive programs require management to estimate the cost of these programs. The accrued liability for these programs is determined through analysis of programs offered, historical trends, expectations regarding customer and consumer participation, sales and payment trends, and experience with payment patterns associated with similar programs that had been previously offered. Accrued promotional allowances at December 31, 2008 and 2007 were $9,964 and $10,098, respectively. Promotional expense for the years ended December 31, 2008 and 2007 was $125,878 and $139,510, respectively.

In accordance with EITF No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation), excise taxes associated with transporting the products into the United States are recorded as a reduction to sales.

In accordance with EITF No. 99-19, Reporting Revenue Gross as a Principal rather than Net as an Agent, the Company has entered into a revenue sharing agreement with one of its related parties, Extrade II, with sales due to the party being recorded on a gross basis.

Cost of Product Sold

The types of costs included in cost of product sold are principally finished goods, as well as packaging and warehouse costs (including distribution network costs). Distribution network costs include inbound freight charges, outbound shipping and handling costs, purchasing and receiving costs, inspection costs, and warehousing costs.

Selling, General and Administrative Expenses

The types of costs included in selling, general and administrative expenses consist predominantly of advertising and marketing costs. Generally, distribution network costs are not included in the Company’s selling, general and administrative expenses, but are included in cost of product sold as described above. The Company expenses advertising costs as incurred, shown or distributed. Prepaid advertising costs at December 31, 2008 and 2007 were $10,568 and $11,514, respectively. Advertising expense for the years ended December 31, 2008 and 2007 was $145,534 and $145,250, respectively.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”), No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. This standard is effective for the Company’s fiscal year beginning January 1, 2008. The impact of SFAS No. 157 was not material to the financial statements in 2008.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for the Company’s fiscal year beginning January 1, 2008 and did not have a material impact on the financial statements in 2008.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) (“SFAS No. 141(R)”), Business Combinations. SFAS No. 141(R), among other things, establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired business, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is required to adopt SFAS No. 141(R) for all business combinations for which the acquisition date is on or after January 1, 2009. We are not able to predict the impact this guidance will have on the accounting for acquisitions we may complete in future periods.

In December 2007, the FASB issued SFAS No. 160 (“SFAS No. 160”), Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51. SFAS No. 160 amends Accounting Research Bulletin No. 51 (“ARB No. 51”), Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement also amends certain of ARB No. 51’s consolidation procedures for consistency with the requirements of SFAS No. 141(R). In addition, SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. The Company is required to adopt SFAS No. 160 for fiscal years beginning January 1, 2009. The Company’s adoption of SFAS No. 160 is not expected to have an impact on its financial statements.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, (“FSP No. 142-3”), Determination of the Useful Life of Intangible Assets. FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement of Financial Accounting Standards No. 142 (“SFAS No. 142”), Goodwill and Other Intangible Assets. The intent of FSP No. 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R) and other U.S. generally accepted accounting principles. FSP No. 142-3 is effective for the Company as of January 1, 2009, and will be applied prospectively to future business combinations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.	Property, Plant and Equipment

A summary of property, plant and equipment as of December 31, 2008 and 2007 is as follows:

	2008	2007
Leasehold improvements	$957	$926
Machinery and equipment	4,972	3,258
Software	1,163	1,162

	7,092	5,346

Less — accumulated depreciation and amortization	1,744	671

Net property, plant and equipment	$5,348	$4,675

Depreciation and amortization expense for the years ended December 31, 2008 and 2007 was equal to $1,073 and $671, respectively.

4.	Intangible Assets

The carrying value of intangible assets, including goodwill, at December 31, 2008 and 2007, was $27,242. Intangible assets represent distribution rights that are not amortized because they have an indefinite useful life. The Company reviews its goodwill and intangible assets annually for impairment, or sooner, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. No impairments existed as of December 31, 2008 and 2007.

5.	Employee Benefit Plans

401(k) Plan

The Company sponsors a 401(k) plan for all salaried employees. The plan includes optional employee contributions as a percentage of eligible earnings, subject to IRS limitations, with matching employer contributions as a percentage of eligible earnings.

Profit Sharing Plan

The Company sponsors a profit sharing plan for certain employees under which the Company makes discretionary contributions determined each plan year, subject to IRS limitations.

Supplementary Employee Benefit Plan (“SERP”)

The Company maintains a deferred compensation plan for key employees. The plan provides for employee deferrals for discretionary benefits provided by the Company, and the excess of any contributions owed through the profit sharing plan over IRS limitations. These employee benefits will be distributed in a lump-sum payment after the employee has left the Company.

Short-Term Incentive Plan

The Company maintains short-term incentive plans (“STIP”) for key employees. Eligible employees may be awarded cash bonuses, which vest based on achieving certain targets, as defined in the STIP.

Long-Term Incentive Plan

The Company maintains long-term incentive plans (“LTIP”) for key employees. Eligible employees may be awarded cash bonuses, which vest based on achieving certain targets, as defined in the LTIP.

The total employer contribution costs recognized for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
Employer contribution costs
401(k) plan	$701	$545
Profit sharing plan	1,657	1,290
SERP	—	20
STIP	2,864	7,239
LTIP	1,172	1,413

Total	$6,394	$10,507

The total amount accrued related to employee benefit plans as of December 31, 2008 and 2007 was $7,254 and $8,211, respectively.

6.	Related-Party Transactions

As described in Note 1, on January 2, 2007, the Company and Extrade II entered into the Importer Agreement pursuant to which Extrade II granted to the Company the exclusive rights to import, market and sell the Modelo Brands in the 50 States of the U.S., the District of Columbia and Guam. The Modelo Brands represented approximately 98% of the Company’s sales for the years ended December 31, 2008 and 2007. The Company also entered into a Sub-license Agreement (the “Sub-license Agreement”), pursuant to which Marcas Modelo S.A. de C.V. (“Marcas Modelo”), another affiliate of Modelo, granted the Company an exclusive sub-license to use certain trademarks related to the Modelo Brands within this territory. Certain inventory purchases were also made through Extrade I S.A. de C.V., (“Extrade I”), also a related party of Modelo. Total purchases from Extrade I and Extrade II under the Importer Agreement totaled $1,133,384 and $1,170,788 for the years ended December 31, 2008 and 2007, respectively. As of December 31, 2008 and 2007, total payables to related parties included $9,867 and $17,719, respectively, due to Extrade II.

The Importer Agreement also allows the Company to recover certain costs. Payments made to the Company under the Importer Agreement for the years ended December 31, 2008 and 2007 amounted to $1,672 and $2,818, respectively, with $0 outstanding at December 31, 2008 and 2007.

The Company makes royalty payments to Marcas Modelo for the use of the Modelo brand names. Payments from the Company under the Sub-license Agreement for the years ended December 31, 2008 and 2007 amounted to $153,339 and $156,399, respectively, with $1,011 and $2,319 due to this related party at December 31, 2008 and 2007, respectively.

Under the terms of the LLC Agreement, the Company follows a strategic pricing initiative (“Initiative”) for beer sold in the Company’s territory. Based on this Initiative, the Company agrees to share revenue with Extrade II based on market price adjustments as established within the Importer Agreement, subject to recovery by the Company of certain costs that offset revenue sharing amounts. The amounts estimated by the Company under this Initiative are subject to periodic review by the joint venture members and adjustments, if any, are accounted for on a prospective basis. The Company has estimated revenue sharing, net of certain cost recoveries, earned by Extrade II amounted to $14,446 and $38,731 for the years ended December 31, 2008 and 2007, respectively. The Company had a net receivable from Extrade II of $3,393 and $2,162 as of December 31, 2008 and 2007, respectively.

Additionally, the Company entered into a marketing initiative with Marketing Modelo S.A. de C.V. (“Marketing Modelo”), a related party to Modelo, for advertising. The Company also purchased various marketing and promotional materials from GModelo. The total amount paid to these related parties for the years ended December 31, 2008 and 2007 for marketing and promotions amounted to $1,847 and $1,614, respectively.

Barton charged the Company $17,576 and $16,900 for shared services provided to the Company for the years ended December 31, 2008 and 2007, respectively. Services provided include information technology, licensing, financial accounting, tax, administrative, legal and human resources. The fee is charged monthly, with future annual commitments as follows:

Years ending December 31
2009	$18,279
2010	19,010
2011	19,771

Total future commitments	$57,060

7.	Leases

The Company’s leasing operations consist principally of the leasing of office space and motor vehicles.

Office space leases are all classified as operating leases and expire over the next ten years. Motor vehicle leases are classified as operating and expire over the next three years.

The future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows at December 31, 2008:

Years ending December 31
2009	$3,618
2010	1,234
2011	1,049
2012	1,076
2013	1,105
Thereafter	4,870

Total minimum payments	$12,952

Total rental expense was $3,677 and $4,245 for the years ended December 31, 2008 and 2007, respectively.

8.	Commitments and Contingencies

Line of Credit

The Company maintains a line of credit with Citibank, N.A., which provides for maximum borrowings of $15,000. The line of credit matured on December 31, 2008. Borrowings under the line of credit bear an interest rate determined at the time of each borrowing based on the rate at which U.S. Dollar deposits are offered to prime banks in the London interbank market plus a margin of 200 basis points. As of January 2, 2009, the line of credit was renewed by management with a maturity date of December 31, 2009 under comparable terms. As of December 31, 2008 and 2007, there were no outstanding balances on the line of credit.

Warehouse Commitments

The Company enters into warehousing agreements, with the rentals based on a fixed rate per case stored, along with associated handling and repackaging fees. Under certain warehousing agreements, the Company is required to make minimum future payments based on minimum case volume per annum, whether it uses the warehouse or not. For the years ended December 31, 2008 and 2007, there were no charges incurred based on this requirement. The aggregate amount of such required payments at December 31, 2008 is as follows:

Years ending December 31
2009	$4,454
2010	2,913
2011	2,913

Total minimum payments	$10,279

Contingencies

The Company is a party to various litigation, which arises in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liability will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Distribution Agreements

The Company distributes Tsingtao and St. Pauli Girl beer pursuant to exclusive distribution agreements with the suppliers of these products. The Company’s agreement with Tsingtao and St. Pauli are both scheduled to expire on December 31, 2011. Prior to their expiration, these agreements may be terminated if the Company fails to meet certain performance criteria. At December 31, 2008, the Company believes it is in compliance with all of its material distribution agreements with its suppliers, and the Company does not believe that these will be terminated.

9.	Members’ Equity

The Company has been established as a limited liability company. Under the terms of the LLC Agreement, there is one class of membership interest in the Company and, unless otherwise provided for in the LLC Agreement, all membership interests are entitled to the same benefits, rights, duties and obligations and vote on all matters as a single class. Additionally, under the terms of the LLC Agreement, no member of the Company is liable for any debt, obligation or liability of the Company, except as provided by law or otherwise specifically as provided in the LLC Agreement. A member cannot, unless otherwise provided for in the LLC Agreement, transfer all or any portion of its membership interest.

The Company is authorized to establish a capital account for each member equal to that member’s initial capital contribution, represented by Common Units. The Common Units are voting and subject to transfer restrictions as defined in the LLC Agreement. As of December 31, 2008 and 2007, the Company had 100 Common Units, with each of GModelo and Barton owning 50 units, in exchange for the contributions made to the Company at inception.

As described in the LLC Agreement, under certain circumstances including (i) material interference with the Importer Agreement, Barton has the right (but not the obligation) to sell its membership interest to Modelo; (ii) a proposed change in control of Barton, Modelo has the right (but not the obligation) to purchase Barton’s membership interest; and (iii) at the conclusion of each ten year period of the joint venture, Modelo has the right (but not the obligation) to purchase Barton’s membership interest. Any such transfer is subject to the satisfaction of certain conditions, and the relevant purchase price is determined pursuant to specific formulas, all as set forth in the LLC Agreement.